UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Pricing of Best Efforts Offering

On July 21, 2025, Oriental Rise Holdings Limited (the “Company”) priced a best efforts offering for the sale of units as described below for aggregate gross proceeds to the Company of approximately $6.9 million, before deducting placement agent fees and other estimated expenses payable by the Company. The Company is offering 14,800,000 units (“Ordinary Units”). Each Ordinary Unit consists of one ordinary share of the Company, par value $0.0008 per share (the “Ordinary Shares”) and one warrant (the “Warrants”) to purchase one Ordinary Share at an exercise price of $0.4681 per share. The purchase price of each Ordinary Unit will be $0.4681.

Each Warrant is exercisable immediately on the date of issuance at an exercise price of US$0.4681 per share and will expire five years from the date of issuance. A holder of Warrants may, at any time following the closing of the offering and in its sole discretion, exercise its Warrants in whole or in part by means of a zero exercise price option, in which the holder will receive two (2) times the number of Ordinary Shares that would be issuable upon a cash exercise of the Warrant, without payment of additional consideration. In addition: (i) on the 5th trading day following the closing of this offering, the exercise price for the Warrants will be reduced to 70% of the initial exercise price, or $0.3276 per share; (ii) on the 10th trading day following the closing of this offering, the exercise price for the Warrants will be reduced to 50% of the initial exercise price, or $0.234 per share; and (iii) upon each adjustment to the exercise price for the Warrants, the number of issuable warrant shares will be proportionately increased so that the nominal aggregate exercise price of the Warrants will remain the same.

The Company intends to use the net proceeds from the offering as follows:

●	28% for sales network expansion, including hiring of sales personnel and development of regional channels;

●	34% for production and capacity expansion, including the procurement of equipment and upgrades to manufacturing facilities; and

●	38% for working capital, including day-to-day operational expenses, administrative costs, and liquidity reserves.

The securities in the offering are being offered pursuant to a securities purchase agreement with certain investors (the “Purchase Agreement”) and the Company’s registration statement on Form F-1 (File No. 333-288292), as amended, which was initially filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2025 and declared effective by the SEC on July 21, 2025.

On July 21, 2025, the Company also entered into a placement agency agreement (the “Placement Agency Agreement”) with Maxim Group LLC (the “Placement Agent”), pursuant to which the Placement Agent is acting as exclusive placement agent for the offering and will receive at the closing of the offering a fee of 7.0% of the gross proceeds of the offering and reimbursement of up to $100,000 for its actual and accountable out-of-pocket expenses and disbursements related to the offering.

The offering is expected to close on or about July 23, 2025, subject to satisfaction of customary closing conditions.

The foregoing descriptions of the Purchase Agreement, the Warrants and the Placement Agency Agreement are qualified by reference to the full text of such documents, which are furnished as exhibits to this report.

On July 22, 2025, the Company issued a press release announcing the pricing of the offering. A copy of the press release is furnished as an exhibit to this report.

This Report shall not constitute an offer to sell or a solicitation of an offer to buy any Ordinary Shares or Warrants, nor shall there be any sale of Ordinary Shares or Warrants in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2025	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

4.1	Form of Warrant

10.1	Form of Securities Purchase Agreement

10.2	Placement Agency Agreement

99.1	Press Release

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